I, Peter Schmidt, certify that:

(1) the financial statements of Dark LLC included in this Form are true and complete in all material respects; and

(2) Dark LLC is not required to file a tax return before the end of the offering period.

DocuSigned by:

Pete Schmidt

3391A7A7A6DC433...

Peter Schmidt

Manager

30th, January 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.